UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

October 6, 2008
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

(b)   Retirement of Named Executive Officer

On October 10, 2008, Dennis Abramczyk, Executive Vice President and Chief Operating Officer of the Peebles Division of Stage Stores, Inc. (the "Company"), retired after nine years with the Company.

(c)   Appointment of President and Chief Operating Officer of the Peebles Division

On October 6, 2008, Richard Maloney joined the Company as President and Chief Operating Officer of the Company's Peebles Division and succeeds Mr. Abramczyk. Mr. Maloney will report to Andrew Hall, the Company's President and Chief Operating Officer.

Mr. Maloney, age 59, has over 31 years of retail experience, 15 of which were in senior executive roles. Since 2003, he has served as a business consultant with Remark Consultants, which provides strategic support to private equity firms assessing retail acquisitions, strategy formation and critical planning. From 1972 to 2003, Mr. Maloney was employed by the May Department Stores Company. He served as the President and CEO of Meier and Frank, Portland, Oregon from 1996 to 2003.

Item 8.01   Other Events

On October 6, 2008, the Company issued a News Release announcing that Richard Maloney has joined the Company as President and Chief Operating Officer of the Company's Peebles Division and that Mr. Maloney succeeds Dennis Abramczyk who is retiring. The News Release is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

99   News Release Issued by Stage Stores, Inc. on October 6, 2008 announcing that Richard Maloney has joined the Company as President and Chief Operating Officer of the Company's Peebles Division and will succeed Dennis Abramczyk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

October 10, 2008   /s/ Edward J. Record
   (Date)   Edward J. Record
                                                           Executive Vice President and
                                                           Chief Financial Officer